EXHIBIT 16.2

                 Grand Central Silver Mines, Inc.
                  1010 Ironwood Drive, Suite 105
                    Coeur d'Alene, Idaho 83814
                (208) 769-7340 FAX: (208) 667-7680

December 30, 1998

Jones, Jensen & Company, LLC
40 South Main Street
Salt Lake City, Utah 84144

Dear Gentlemen:

We are in receipt of your letter dated December 28, 1998, addressed to the Securities and Exchange Commission wherein you express disagreement with management's proposed accounting treatment of capitalized mineral costs.

We believe it is significant that you expressed no disagreement with us prior to now relative to our company's previously issued financial statements, audit scope or accounting principles.

While we have not conferred with you relative to the accounting treatment of capitalized mineral costs, you may be aware from our 1998 10-Q's that we have taken write-downs on our recorded mineral property costs in the amounts of $2,000,000 and $5,000,000 in the quarters ending March 31, 1998 and June 30, 1998. We have taken these write-downs in order to properly reflect the decreased value of our assets.

Should your disagree with this conservative accounting treatment or with any specific proposed accounting treatment of our capitalized mineral property costs, kindly advise.

Given the company's recent move from Salt Lake City to the Northwest, we judged it prudent to use a Spokane CPA firm for our auditing. We would like to thank you for your past service to our company and wish your firm well.

Sincerely yours,

/s/ John Ryan
John Ryan
President